This pricing supplement, which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended. We may not sell the notes until we deliver a final pricing supplement. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any jurisdiction where such an offer would not be permitted.

Subject to completion, dated June 5, 2006

Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated June   , 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:

Principal Amount (in Specified Currency): $
Issue Price: 100%
Trade Date: June   , 2006
Original Issue Date: June   , 2006
Stated Maturity Date: June   , 2021

Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: June    and December   , commencing
December   , 2006

Net Proceeds to Issuer: $
Agent's Discount or Commission:    %
Agent: Wachovia Capital Markets, LLC
Agent's Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in
whole, at par on the Redemption Dates and subject to the
Notice of Redemption stated below.
Redemption Dates: June    and December   , commencing June   ,
2007
Notice of Redemption: The redemption of the Notes is subject to not less than 10 nor more than 60 days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID: None
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $50,000 and $1,000 increments thereafter
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear an interest rate from and including each Interest Payment Date (or the Original Issue Date, as applicable) to but excluding the following Interest Payment Date (or
Maturity, as applicable) (an "Interest Calculation Period") calculated in accordance with the following formula:

(  %) x (N / D)

Where:

"N" means the total number of London Banking Days (as defined in the Prospectus Supplement) in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months ("6-month LIBOR") is determined to be greater than 0.0% and less than or equal to 8.0%; provided however, that the determination made with respect to the fifth London Banking Day preceding each Interest Payment Date (or Maturity, as applicable) shall apply to each subsequent London Banking Day in the related Interest Calculation Period; and

"D" means the total number of London Banking Days in the applicable Interest Calculation Period.

6-month LIBOR will be determined in accordance with the procedures described under the heading "Description of the Notes - Interest - Floating Rate Notes - LIBOR Notes" in the Prospectus Supplement. No interest will accrue on the Notes with respect to any London Banking Day on which 6-month LIBOR is determined to be 0.0% or greater than 8.0%.

      Notwithstanding anything to the contrary in the Prospectus
Supplement, "Business Day" with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York
Business Day (as defined in the Prospectus Supplement).

Interest Accrual - Hypothetical Examples

      The table below presents examples of hypothetical semi-annual interest that would accrue on the Notes based on the total number of London Banking Days in an Interest Calculation Period beginning on June 30, 2006 and ending on December 30, 2006 on which 6-month LIBOR is determined to be greater than 0.0% and less than or equal to 8.0%. The table assumes that the Interest Calculation Period contains 128 London Banking Days and that the Notes bear an interest rate of 7.5% per annum.

      The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual semi-annual interest payment will depend on the actual number of London Banking Days in each Interest Calculation Period and the actual interest rate.

N			Hypothetical
			Semi-Annual
			Interest Rate
			Accrued Per
			Annum
0			0.00%
25			1.46%
50			2.93%
75			4.39%
100			5.86%
128			7.50%

Historical Data on 6-Month LIBOR

      6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.

      Year   Quarter    Maximum    Minimum
      2000	1		6.53		6.13
      		2		7.11		6.50
      		3		7.00		6.74
      		4		6.76		6.20
      2001	1		6.20		4.64
      		2		4.74		3.68
      		3		3.91		2.52
      		4		2.54		1.91
      2002	1		2.38		1.79
      		2		2.36		1.91
      		3		1.96		1.69
      		4		1.84		1.38
      2003	1		1.41		1.17
      		2		1.33		0.98
      		3		1.21		1.11
      		4		1.28		1.16
      2004	1		1.23		1.15
      		2		1.94		1.16
      		3		2.20		1.83
      		4		2.79		2.20
      2005	1		3.40		2.78
      		2		3.71		3.33
      		3		4.23		3.73
      		4		4.71		4.23
      2006	1		5.14		4.68
      		2		5.32		5.14

      6-month LIBOR at 11:00 A.M. London time on June   , 2006,
was    %.

Plan of Distribution

      Under the terms of and subject to the conditions of an Appointment Agreement dated May 2, 2006 and an Appointment
Agreement Confirmation dated June   , 2006 (collectively, the
"Appointment Agreement") between TMCC and Wachovia Capital Markets, LLC ("Wachovia"), Wachovia, acting as principal, has
agreed to purchase and TMCC has agreed to sell $          in
principal amount of Notes.

RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6-month LIBOR, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

      The Amount Of Interest Payable On The Notes Is Uncertain And
Could Be 0.0%.

      6-month LIBOR is a floating rate. No interest will accrue on the Notes with respect to any London Banking Day on which 6-month LIBOR is 0.0% or greater than 8.0%. For every London Banking Day on which 6-month LIBOR is 0.0% or greater than 8.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR remains at 0.0% or greater than 8.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

      The Yield On The Notes May Be Lower Than The Yield On A
Standard Debt Security Of Comparable Maturity.

      The Notes bear interest at a rate of 0.0% per annum with respect to any London Banking Day on which 6-month LIBOR is 0.0% or greater than 8.0%. As a result, if 6-month LIBOR remains at 0.0% or greater than 8.0% for a substantial number of London Banking Days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

      The Applicable 6-Month LIBOR Rate For The Last Five London
Banking Days In An Interest Calculation Period Will Be The Rate
Determined On The First Of Those Last Five London Banking Days.

      Because 6-month LIBOR with respect to the last five London Banking Days of an Interest Calculation Period will be 6-month LIBOR on the first of those five London Banking Days, if 6-month LIBOR on that first London Banking Day is not greater than 0.0% or less than or equal to 8.0%, no interest will be paid on the Notes with respect to those five London Banking Days, even if 6-month LIBOR on any of the remaining four London Banking Days were actually greater than 0.0% or less than or equal to 8.0%.

      The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less
Than The Amount For Which They Were Originally Purchased.

      TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will be payable on the Notes if 6-month LIBOR is greater than 8.0%.
Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will be payable. However, if the level of 6-month
LIBOR decreases and remains low, the likelihood of the Notes being redeemed would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

*	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

*	The market value of the Notes will likely be affected by
changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as a decrease in the level of 6-month LIBOR.

      In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

      The Historical Performance Of 6-Month LIBOR Is Not An
Indication Of The Future Performance Of 6-Month LIBOR.

      The historical performance of 6-month LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes. Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether the level of 6-month LIBOR will rise or fall. LA1:1109234.2